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                 Media: Mary Athridge, 212-805-6035

LEGG MASON PROVIDES MONEY MARKET FUND UPDATE

Baltimore, Maryland – June 30, 2008 - Legg Mason, Inc. (NYSE: LM) announced that the Company has entered into capital support agreements (CSAs) to support three money market funds managed by a subsidiary of the Company.   Neither the funds nor their shareholders incurred a loss in these transactions. Legg Mason also provided today an update regarding the anticipated earnings impact of these actions for the quarter ended June 30, 2008, as well as an update to accruals for the quarter related to previous money market fund support.

Under the CSAs, the Company will make up to an aggregate of $240 million in capital contributions to the funds if any of the funds realize a loss on the sale of or certain other events relating to certain Asset Backed Commercial Paper (ABCP) securities in the portfolios. The Company has fully collateralized each obligation. The CSAs will terminate in nine to twelve months. The Company is filing a Form 8-K with further details of these transactions.

 "Legg Mason is putting the CSAs in place to support the same securities we have previously supported in other funds. The support provides the funds with flexibility to work through difficult markets as we seek to reduce the exposure in the funds," said Mark R. Fetting, the Company's president and chief executive officer. "We are confident in the overall soundness of the Company's money market funds and remain committed to providing our fund shareholders with principal stability, credit quality, and current income, although no guarantees can be given."

"Legg Mason raised capital during the first six months of 2008 in part to provide the Company with additional financial strength to work through potential issues caused by continued uncertainty in the credit markets. While there was improvement in the markets during the months of April and May, there has been an adverse market environment for most asset-backed securities in June. Today's action, which extends our support to every stable value fund that has exposure to SIVs, is part of our continued monitoring of credit market conditions and we may take additional action if we deem it appropriate," concluded Mr. Fetting.

Impact on Quarterly Earnings

Reflecting the entry into the CSAs announced today, the Company expects to incur an estimated $146 million non-cash charge in the quarter ended June 30, 2008 to its earnings ($90.1 million net of taxes, or $0.64 per diluted share.)

Based on current market conditions and prices, Legg Mason expects to accrue an estimated non-cash charge to earnings of approximately $265.3 million, ($154.5 million net of adjustments to operating expenses and taxes, or $1.09 per diluted share), in the quarter ended June 30, 2008 principally representing unrealized losses in the securities underlying its cumulative support to date, including the actions announced today. This charge consists of the combined impact of the action announced today together with incremental, mark-to-market charges attributable to previous money market fund support, including securities purchased from money market funds.

About Legg Mason

Legg Mason is a global asset management firm, with $950 billion in assets under management as of March 31, 2008. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2008.

An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although a money market fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market fund.